UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  _000-22754__

(Check One):    [  ] Form 10-K   [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q  [  ] Form 10-D
[  ] Form N-SAR    [   ] Form N-CSR

For Period Ended:  _March 31, 2008____________

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instruction Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________________________

PART I
REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant
Endeavor Acquisition Corp.
Former Name if Applicable
747 Warehouse Street
Address of Principal Executive Office (Street and Number)
Los Angeles, California 90021
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

American Apparel, Inc. (the “Company”) needs additional time to finalize its consolidated financial statements for the quarter ended March 31, 2008 and will not meet the prescribed filing date of May 12, 2008.

The Company has devoted significant accounting, financial and operating resources to its transition from a private to public company following the Merger (as defined below) on December 12, 2007.  The Company currently operates in 14 foreign countries and is in the process of further developing the appropriate financial disclosure controls necessary to report on a timely manner.  As a consequence, the Company, despite its best efforts, was unable to complete its preparation and review of the quarterly report for the period ended March 31, 2008.

Accordingly, the Company was unable, without unreasonable effort and expense to timely file its Form 10−Q for the quarter ended March 31, 2008. The Company is working diligently to finalize its Form 10−Q and expects to file it no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
(1)           Name and telephone number of person to contact in regard to this notification

Ken Cieply	(213)	488-0226
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was incorporated in Delaware on July 22, 2005 as Endeavor Acquisition Corp., a blank check company formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On December 21, 2005, the Company consummated its initial public offering, and on December 18, 2006, entered into an Agreement and Plan of Reorganization with American Apparel, Inc., a California corporation (“Old American Apparel”), and its affiliated companies.  On November 6, 2007, the Company entered into an amended Acquisition Agreement (the “Amended Agreement”) with Old American Apparel whereby Old American Apparel and its affiliated companies became wholly owned subsidiaries of the Company.  The Company consummated the acquisition of Old American Apparel and its affiliated companies on December 12, 2007 (the “Merger”) and changed its name to American Apparel, Inc.  Pursuant to the Merger, Old American Apparel merged with and into AAI Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company. AAI Acquisition LLC survived the acquisition as a wholly owned subsidiary of the Company and changed its name to American Apparel (USA), LLC.

The Merger was accounted for under the purchase method of accounting as a reverse acquisition. Accordingly, for accounting and financial reporting purposes, the Company was treated as the acquired company, and Old American Apparel was treated as the acquiring company, and, consequently, the Merger is treated as a recapitalization of Old American Apparel. As a consequence, the assets and liabilities and the historical operations that will be reflected in the consolidated financial statements for the quarterly period ended March 31, 2008 are those of Old American Apparel and are recorded at the historical cost basis of American Apparel. The Company’s assets and liabilities are consolidated as of December 12, 2007 and are recorded at their net tangible book value; the Company’s results of operations are consolidated with Old American Apparel commencing December 12, 2007.

The Company's activities with respect to the transition from a private to public company as a result of the merger in December 2007 has increased the Company's expenses.  Additionally, while revenues increased during the first quarter compared to the same period in the prior year, the Company will record a reduction in gross margins for its wholesale segment for the quarter ended March 31, 2008.  The overall net effect will result in a reduction in the Company's operating results for the quarter ended March 31, 2008 compared to the same period in 2007.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Ken Cieply
Ken Cieply

Chief Financial Officer
(Principal Financial Officer)